

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Robert Alpert
Chief Executive Officer
P10, Inc.
4514 Cole Avenue, Suite 1600
Dallas, TX 75205

      Re: **P10, Inc.**
               Registration Statement on Form S-1
               Exhibit Nos. 10.5, 10.6 and 10.22
               Filed October 6, 2021
               File No. 333-259823

Dear Mr. Alpert:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                           Sincerely,

                                          Division of Corporation Finance